AULT ALLIANCE, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

June 22, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing 100 F Street, NE

Washington, DC 20549

Attn.: Kevin Woody and Andrew Blume

Re:	Ault Alliance, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2022

Filed May 22, 2022

File No. 001-12711

Dear Mr. Woody and Mr. Blume:

Ault Alliance, Inc. (the “Company”) hereby submits a response to certain comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 7, 2023 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2022 (“Form 10-K/A”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2022

Consolidated Statements of Cash Flows, page F-13

Comment No. 1. We have reviewed your response to comment 2 and note that you currently classify proceeds from the sale of cryptocurrencies within operating activities on your statements of cash flows. Citing specific guidance in ASC 230, please tell us how you determined that classification within operating activities, as opposed to investing activities, was appropriate.

Response No. 1.

In management’s judgment, proceeds from the sale of cryptocurrencies do not appear to meet the criteria for cash inflows from investing activities as outlined in ASC 230-10-45-12. Analysis as follows:

Cash inflows from investing activities per guidance found in ASC 230-10-45-12	Applicability to the Company’s classification of proceeds from the sale of cryptocurrencies
Receipts from collections or sales of loans made by the entity and of other entities’ debt instruments (other than cash equivalents, certain debt instruments that are acquired specifically for resale as discussed in paragraph 230-10-45-21, and certain donated debt instruments received by not-for-profit entities (NFPs) as discussed in paragraph 230-10-45-21A) and collections on a transferor’s beneficial interests in a securitization of the transferor’s trade receivables.	The nature of proceeds from the sale of cryptocurrencies does not appear to align with cash receipts from the sales of loans, debt instruments or the securitization of receivables.
Receipts from sales of equity instruments of other entities (other than certain equity instruments carried in a trading account as described in paragraph 230-10-45-18 and certain donated equity instruments received by NFPs as discussed in paragraph 230-10-45-21A) and from returns of investment in those instruments.	The nature of proceeds from the sale of cryptocurrencies does not appear to align with cash receipts from the sales of equity instruments or returns of investment in those instruments.

Receipts from sales of property, plant, and equipment and other productive assets.	The nature of proceeds from the sale of cryptocurrencies does not appear to align with cash receipts from the sales of property, plant and equipment or other productive assets.
Receipts from sales of loans that were not specifically acquired for resale. That is, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash inflows regardless of a change in the purpose for holding those loans.	The nature of proceeds from the sale of cryptocurrencies does not appear to align with cash receipts from the sales of loans that were not specifically acquired for resale.
For purposes of this paragraph, receipts from disposing of loans, debt or equity instruments, or property, plant, and equipment include directly related proceeds of insurance settlements, such as the proceeds of insurance on a building that is damaged or destroyed.	This section does not appear to apply to proceeds from the sale of cryptocurrencies as it discusses proceeds of insurance settlements.

According to ASC 230-10-20, operating activities generally involve producing and delivering goods and providing services. The Company provides the service and recognizes revenue from providing processing power to mining pool operators. Further, the Company uses the proceeds from the sale of cryptocurrencies to fund its operations and does not hold a material amount of cryptocurrency on its balance sheet (approximately 0.1% and 0.4% of total assets as of December 31, 2022 and 2021, respectively) and such amounts held are not viewed by management as held for investing or speculative purposes.

ASC 230-10-45-16 states that cash inflows from operating activities includes cash receipts from the sale of services. While the Company receives Bitcoin for the sale of services, the Company generally sells the Bitcoin received regularly for cash to fund operations.

Notes to Consolidated Financial Statements

Revenue Recognition

Bitcoin Mining, page F-20

Comment No. 2. You indicate within your response to comment 4 that you would clarify in future filings that your customer, as defined in ASC 606-10-20, is the mining pool operator with whom you agreed to the terms of service and user service agreement. Please ensure you provide this disclosure within future filings. If you did clearly and explicitly disclose such information within your filings made subsequent to our prior comment letter, please clarify where you have provided the disclosures.

Response No. 2.

On page F-20, within the revenue recognition footnote, the Company discusses the nature of contract with the mining pool operator and its performance obligations related to such contract and management believes the readers of the financial statements would understand that the mining pool operators are considered the customer within the context of the disclosure.

In future filings, the Company will explicitly clarify that the Company’s customer, as defined in ASC 606-10-20, is the mining pool operator.

Comment No. 3. We note your response to comment 5 and the statements within your responses to comments 9 and 10 of your response letter dated September 30, 2022 that your mining pool agreement is cancelable at any time by either party without penalty. Please reconcile such statement to the disclosure on page F-20 of your Form 10-K/A for the fiscal year ended December 31, 2022, that your contracts with mining pool operators “are terminable at any time by and at no cost to the Company, and by the pool operator under certain conditions specified in the contract.” Address the reasons for this apparent inconsistency and tell us in sufficient detail the “certain conditions” that allow pool operators to cancel the agreements. Explain to us how the contractual terms impacted your ASC 606 determinations of contract inception for the measurement of non-cash consideration and how it impacts your assessment of the duration of the contracts for accounting purposes.

Response No. 3.

Upon review of the underlying mining pool agreement, the disclosure in the Form 10-K/A should have been consistent with the responses in the comment letter that the mining pool agreement is cancelable at any time by either party without penalty. As such there are no “certain conditions” to consider or disclose. While the contract terms allow the contract to be terminated at any time, the moment-to-moment decision to provide hash rate to the pool operator is considered to be contract inception and the performance obligation is satisfied when the hash rate processing power is provided and the Company believes it is highly likely that it will receive the noncash consideration and that revenue should be recorded.

In future filings, the Company will remove reference to “certain conditions” related to the mining pool operator’s right to cancel the agreement.

Bitcoin, page F-21

Comment No. 4. As previously stated in prior comment 6, we believe ASC 350-30-35-19 indicates impairment exists whenever carrying value exceeds fair value and thus we believe your accounting policy should be corrected to comply with that requirement. Please also quantify for us the effect of correcting your policy on the financial statement periods presented and tell us whether such correction is material and the reasons why or why not.

Response No. 4.

Beginning in 2023, the Company corrected its accounting policy to impair cryptocurrency held whenever the carrying value exceeds fair value. The effect of correcting the Company’s policy was $135,000 and $60,000 for fiscal years 2022 and 2021, respectively, which was quantified during the year-end close and audit process and not deemed material.

Kindly address any comments or questions that you may have concerning this letter to me (tel.: (949) 735-6020; ken@ault.com).

Very truly yours,

/s/ Kenneth Cragun
Kenneth Cragun, Chief Financial Officer

cc:	Milton C. (Todd) Ault, III
Henry Nisser, Esq.